Exhibit 99.1

GENFIT: Reports First Quarter 2021 Financial Information

(Unaudited financial information under IFRS)

-	Cash and cash equivalents totaled €109 million as of March 31, 2021

Lille, France; Cambridge, MA; May 12, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced its cash position as of March 31, 2021 and revenues for the first three months of 2021.

Cash position

As of March 31, 2021, the Company’s cash and cash equivalents amounted to €108.9 million compared with €252.0 million as of March 31, 2020 and €171.0 million as of December 31, 2020.

The decrease in cash and cash equivalents between December 31, 2020 and March 31, 2021 takes into account the Company’s partial buyback of its convertible bonds (OCEANEs) in January 2021 for an amount of €47.5 million as well as the expenses related to the convertible bond renegotiation (financial advisors, legal counsel fees, costs related to holding the shareholder and bondholder meetings, etc) which totaled €2.9 million tax included, and for which a significant portion was already paid at March 31, 2021.

Revenues

Revenues for the first three months of 2021 amounted to €1 thousand compared to €102 thousand for the same period in 2020. Revenues for the first three months of 2020 mainly consisted of revenues from services provided to Terns Pharmaceuticals pursuant to the collaboration and license agreement in relation to their clinical trials.

Reminder

On September 30, 2020, GENFIT announced its plan to reduce its cash burn by 50% by 2022 compared to the cash burn before the publication of the RESOLVE-IT Phase 3 data readout.

The Company reiterates its goal to reduce the cash burn rate from €110 million annually before our Phase 3 data, to approximately €45 million annually, beginning in 2022. 2021 will be a transition year with a cash burn of approximately €75 million (excluding the partial OCEANEs buyback transaction for €47.48 million in cash1 ) mainly due to the residual expenses related to the

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1 Excluding transaction expenses

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

termination of the RESOLVE-IT clinical trial, and to costs associated with the workforce reduction plan.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4® technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4® technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the Company’s projected cash burn. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3